UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Alta Communications, Inc.
   One Post Office Square, Suite 3800
   Boston, MA  02109
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   03/17/98
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Preferred Networks, Inc.
   PFNT
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
    03/27/98
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Warrants to purchase com|3/17/98  |3/17/03  |Common Stock, no par va|3,712,500|$1.50     |D(1)         |(2)                        |
mon stock               |         |         |lue                    |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Alta Communications, Inc., a Massachusetts corporation (the "Reporting Person"), is the management advisory company of Alta Communications
VI, L.P., a Delaware limited partnership ("Alta VI"), and Alta Comm S By S, LLC, a Massachusetts limited liability company ("Alta LLC"). Alta Communications VI Management Partners, L.P., a Delaware limited partnership ("Alta Management"), is the sole general partner of Alta VI. By virtue of the relationships described above, the Reporting Person and Alta Management may be deemed to control Alta VI and possess indirect control of the
3,629,873 warrants to acquire common stock of the Issuer directly beneficially held by Alta VI. Robert Benbow, William P. Egan, Brian McNeill and
Timothy Dibble are the managing general partners of Alta Management and officers of the Reporting Person (the "Partners"). By virtue of the relationships described above and their roles with the Reporting Person, each of the Partners may be deemed to control the Reporting Person and Alta Management, and the Reporting Person and Alta Management may be deemed to possess indirect beneficial ownership of the warrants held by Alta
VI. However, none of the Partners, acting alone, has voting or investment power with respect to the warrants directly beneficially held by Alta VI and, as a result, the Partners disclaim beneficial ownership of the warrants directly beneficially owned by Alta VI, except to the extent of their pecuniary interest in Alta VI. Alta LLC is a side company that makes all investments pro rata to the capital of Alta VI with all allocations made to its members based on paid-in capital. Alta LLC directly beneficially holds 82,627 warrants to acquire common stock of the Issuer. Certain of the Partners are members of Alta LLC and certain members of Alta LLC are affiliates of the Reporting Person.
(2) On March 17, 1998, Alta VI and Alta LLC and certain other stockholders of the Issuer (the "Stockholders") invested an aggregate of $8 million in newly issued Class B Senior Redeemable Preferred Stock and warrants of the Issuer. Alta VI and Alta LLC invested a total of approximately $5.5 million of such
amount.
Joint Filer Names:	Alta Communications VI Management Partners,
L.P.
			Alta Communications VI,
L.P.
			Alta Comm S By S,
LLC
Address:			One Post Office Square, Suite
3800
			Boston, MA
02109
Signature:		_________________________________________________
			Eileen McCarthy, as General Partner of Alta
Communications
			VI Management Partners, L.P., as General Partner of
Alta
			Communications VI, L.P., and as member of Alta
Comm
			S By S,
LLC
SIGNATURE OF REPORTING PERSON
Eileen McCarthy, Vice President of Alta Communications, Inc.
DATE
March 27, 1998